Exhibit 12.1

CytomX Therapeutics, Inc.

Computation of Ratio of Earnings to Fixed Charges

(unaudited – in thousands)

	Years Ending December 31,			Nine Months Ending September 30, 2016
	2015	2014	2013
Earnings
Loss before provision for income taxes	(35,364)	(30,300)	(15,133)	(44,860)
Fixed charges	2,045	766	430	1,468

Earnings, as defined	(33,319)	(29,534)	(14,703)	(43,392)

Fixed Charges:
Interest expense	1,732	487	254	1,300
Interest component of rentals (1)	313	279	176	168

Total fixed charges	2,045	766	430	1,468

Deficiency in earnings to cover fixed charges	35,364	30,300	15,133	44,860
Ratio of earnings to fixed charges (2)	*	*	*	*

(1)	Represents the estimated portion of operating lease rental expense that is considered by us to be a reasonable representation of interest.
(2)	In each of the periods presented, earnings were not sufficient to cover fixed charges.